UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-39229

ZHONGCHAO INC.

(Translation of registrant’s name into English)

Nanxi Creative Center, Suite 218

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

 Explanatory Note

This current report on Form 6-K is being filed to clarify the home country rule exemption disclosure in our Form 20-F for the fiscal year ended December 31, 2020, specifically, in reference to Nasdaq Rules 5635 (as defined below).

Corporate Governance

As a foreign private issuer, we are permitted, in lieu of certain requirements of the NASDAQ Stock Market Marketplace Rules (the “Nasdaq Rules”) and subject to certain exceptions, to follow the practices of our home country, which for the purpose of such rules is the Cayman Islands, pursuant to the home country rule exemption set forth under Nasdaq Rules 5615(a)(3).

We elected to be exempt from the requirements under Nasdaq Rules 5635. Nasdaq Rules 5635 generally provides that shareholder approval is required prior to issuance (or potential issuance) of securities in relation to (i) the acquisition of the stock or assets of another company; (ii) a change of control; and (iii) transactions other than public offerings whereby there is a 20% Issuance at a price that is less than the Minimum Price, as defined in Nasdaq Rules 5635(d). Our Cayman Islands counsel, Ogier, has provided a letter to Nasdaq certifying that under Cayman Islands law and our amended and restated memorandum and articles of association, we are not prohibited from issuing securities without first obtaining shareholder approval where such issuance of securities otherwise requires shareholder approval under Nasdaq Rules 5635.

Except for the foregoing, there are no material differences in the Company’s corporate governance practices from those of U.S. domestic companies under the listing standards of The Nasdaq Stock Market.

 SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Zhongchao Inc.

Date: May 6, 2021	By:	/s/ Weiguang Yang
	Name:	Weiguang Yang
	Title:	Chief Executive Officer

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